SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                          Commission File Number 0-8403

                           NOTIFICATION OF LATE FILING

    (Check One):     |X| Form 10-K  |_| Form 11-K   |_| Form 20-F |_| Form 10-Q
 |_| Form N-SAR
         For Period Ended:          December 31, 1999

 |_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
 |_| Transition Report on Form 20-F          |_| Transition Report on Form N-SAR
 |_| Transition Report on Form 11-K

          For the Transition Period Ended: ________________________________

          Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Hispanic Television Network, Inc.

Former name if applicable
                           American Independent Network, Inc.

Address of principal executive office (Street and number)

                           6125 Airport Freeway, Suite 200

City, state and zip code   Fort Worth, Texas  76117

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
 |X| be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

     On December 15, 1999, the Registrant completed its merger with Hispano Television Ventures, Inc., at which time it changed its name to Hispanic Television Network, Inc. Following the merger, the Registrant began to assemble a new management team, which it did not substantially complete until March 2000. In addition, the Registrant changed its independent accountants on March 8, 2000 from Jack F. Burke, Jr. to Ernst & Young, LLP. As a result of the merger and other recent changes, the Registrant has not completed preparing the required financial statements.

                                     PART IV
                                OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

          B. Franklin Byrd                   (817)            222-1234
              (Name)                       (Area code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                     |X| Yes             |_|  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     |X| Yes             |_|  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Annex 1.

     Following the consummation of the merger between Hispano Television Ventures, Inc. and American Independent Network, Inc., the Registrant changed its name to Hispanic Television Network, Inc. The prior period financial statements of Hispano Television Ventures, Inc. may require adjustedment. As the merger occurred in December 1999 and management has greatly changed, management has not fully assessed the impact of the possible adjustments to the prior financial statements and, therefore, cannot disclose the amount of the possible adjustments at this time.

                        Hispanic Television Network, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     March 30, 2000                     By:      /s/ B. Franklin Byrd
                                                     ---------------------------
                                                     B. Franklin Byrd
                                                     Chief Financial Officer